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SECL 08031242 SION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-2007 AND ENDING 12-31-2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBC Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 NW 63rd
(No. and Street)

Oklahoma City, OK 73116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita Mullins 405-841-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2601 NW Expressway, Suite 200W Oklahoma City, OK 73116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rita Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABC Investments, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY SEAL PUBLIC
SANDRA M. ELLIOTT
Oklahoma County
Notary Public in and for
State of Oklahoma
Commission # 00017045 Expires 10/21/08

Rita Mullins
Signature

President
Title

Sandra M. Elliott
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBC Investments Corporation
December 31, 2007 and 2006

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of IBC Investments Corporation (the Company) as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BKD LLP

February 22, 2008
Oklahoma City, Oklahoma

IBC Investments Corporation

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 3,421,643	$ 3,260,207
Certificates of deposit	296,905	295,000
Commissions receivable	46,927	16,067
Accrued interest receivable	6,086	3,622
Deposits with clearing organization	100,000	100,000
Software and equipment, net	41,529	68,512
Other assets	37,168	21,184
Total assets	$ 3,950,258	$ 3,764,592
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$ 12,400	$ 61,881
Commissions payable	10,464	19,934
Payable to parent	86,160	228,360
Total liabilities	109,024	310,175
Stockholders' Equity		
Common stock, $1 par value; 1,300,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	2,584,228	2,584,228
Retained earnings	1,256,006	869,189
Total stockholders' equity	3,841,234	3,454,417
Total liabilities and stockholders' equity	$ 3,950,258	$ 3,764,592

IBC Investments Corporation
Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$ 2,513,675	$ 2,542,360
Interest	104,702	94,277
Other	43,076	3,442
	2,661,453	2,640,079
Expenses		
Employee compensation and benefits	1,630,982	1,847,008
Other operating	221,879	197,497
Information systems	84,140	88,574
Professional and regulatory	70,708	129,093
Insurance	21,331	22,624
Advertising and promotion	20,288	20,776
Occupancy	15,526	26,766
	2,064,854	2,332,338
Income Before Income Tax	596,599	307,741
Income Tax Provision	209,782	108,665
Net Income	$ 386,817	$ 199,076

IBC Investments Corporation
Statements of Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balance, December 31, 2005	$ 1,000	$ 2,584,228	$ 670,113	$ 3,255,341
Net income	-	-	199,076	199,076
Balance, December 31, 2006	1,000	2,584,228	869,189	3,454,417
Net income	-	-	386,817	386,817
Balance, December 31, 2007	$ 1,000	$ 2,584,228	$ 1,256,006	$ 3,841,234

See Notes to Financial Statements

IBC Investments Corporation
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net income	$ 386,817	$ 199,076
Item not requiring cash		
Depreciation and amortization	30,177	31,241
Changes in		
Variable annuity	-	547,036
Certificates of deposit	(1,905)	(295,000)
Commissions receivable	(30,860)	14,270
Accrued interest receivable	(2,464)	(3,622)
Other assets	(15,984)	(12,514)
Accrued expenses	(49,481)	29,298
Commission payable	(9,470)	(7,399)
Payable to parent	(142,200)	48,941
Net cash provided by operating activities	164,630	551,327
Investing Activities		
Purchase of equipment	(3,194)	(53,876)
Proceeds from sale of fixed assets	-	17,000
Net cash used in investing activities	(3,194)	(36,876)
Increase in Cash and Cash Equivalents	161,436	514,451
Cash and Cash Equivalents, Beginning of Year	3,260,207	2,745,756
Cash and Cash Equivalents, End of Year	$ 3,421,643	$ 3,260,207
Supplemental Cash Flows Information		
Cash paid for income taxes	$ 174,684	$ 175,214

IBC Investments Corporation
Notes to Financial Statements
December 31, 2007 and 2006

Note 1: Nature of Operations

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co. (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions. The Company wholly owns IBC Agency, Inc., an insurance broker that holds an insurance license. The Company's operations are primarily within the state of Oklahoma.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2007 and 2006, cash and cash equivalents include approximately $3,400,000 and $3,300,000, respectively, invested in money market accounts. All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

Certificates of Deposit

The certificates of deposit are carried at fair value.

Software and Equipment

Software and equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation of equipment was approximately $79,000 and $49,000 at December 31, 2007 and 2006, respectively.

Commissions and Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue on annuities and life insurance is recorded when the policies are written and are therefore earned.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Disclosures About Fair Value of Financial Instruments

Due to their short-term nature, the carrying amount of all financial instruments is a reasonable estimate of fair value. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values reported herein represent values at which the respective financial instruments could be sold individually or in the aggregate.

Reclassifications

Certain 2006 accounts have been reclassified to conform to the 2007 financial statements presentation. These reclassifications had no effect on net income.

Note 3: Subordinated Leases

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2007 and 2006.

Note 4: Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2007, the aggregate indebtedness ratio was 0.21 to 1 on computed regulatory net capital of $569,531.

Note 5: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Note 6: Income Taxes

The Company's income tax provision for the years ended December 31, 2007 and 2006, consists primarily of federal taxes and is comprised of the following:

	2007	2006
Current income tax expense	$ 209,782	$ 110,091
Deferred income tax benefit	-	(1,426)
Income tax expense	$ 209,782	$ 108,665

As a result of the tax allocation agreement, IBC owed the Company approximately $12,000 and $47,000 at December 31, 2007 and 2006, respectively, for taxes paid in excess of tax expense incurred. Such amounts are included in payable to parent in the accompanying statements of financial condition.

Deferred income taxes are the result of using different accounting methods for financial reporting than used for income tax purposes. The Company's deferred tax asset, a result of tax depreciation in excess of book depreciation, approximated $1,400 at December 31, 2006. The difference between income tax expense at the statutory rate of 35% and the Company's actual tax expense is related to nondeductible expenses.

Note 7: Related Party Transactions

The Company maintains certain accounts, which are included in cash and cash equivalents on the statements of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

During 2007 and 2006, the Company compensated IBC approximately $161,000 and $253,000, respectively, based on a portion of the Company's revenues. This compensation is intended to cover administrative support expenses incurred by IBC on behalf of the Company, but may not reflect actual expenses incurred by IBC. Such expenses are included in employee compensation and benefits in the accompanying statements of operations. At December 31, 2007 and 2006, unpaid amounts of such compensation of approximately $98,000 and $276,000, respectively, were included in payable to parent in the accompanying statements of financial condition.

IBC Investments Corporation
Notes to Financial Statements
December 31, 2007 and 2006

Note 8: Concentrations of Credit Risk

During the ordinary course of business, the Company maintains cash and cash equivalents in IBC Bank in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation. Management believes the risk of loss associated with these deposits is minimal.

During 2007 and 2006, the Company had three significant vendors that collectively accounted for 62% and 56%, respectively, of the Company's commission revenues. The industry in which the Company operates includes many vendors offering similar products. The Company has continuing relationships with many vendors and management believes the operational and credit risks to be low.

Note 9: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Note 10: Subsequent Events

In February 2008, the Company submitted an application to the Financial Industry Regulatory Authority (FINRA) to change from a $50,000 net capital requirement broker to a $250,000 net capital requirement broker.

Supplemental Schedule

IBC Investments Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net Capital		
Total stockholder's equity	$	3,841,234
Total stockholder's equity qualifed for net capital	$	3,841,234
Total capital and allowable subordinated borrowings		3,841,234
Deduct		
Nonallowable assets		(3,259,926)
Deduction for fidelity bond coverage deductible		(4,000)
Haircut on other securities		(7,777)
		(3,271,703)
Net capital	$	569,531
Aggregate Indebtness		
Total liabilities	$	121,082
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	50,000
Excess net capital	$	519,531
Ratio of Aggregate Indebtness to Net Capital		0.21 to 1

There are no material differences between this schedule and the Company's unaudited Form X-17A, Part 11A, filed on January 28, 2008, as of December 31, 2007. Accordingly, no reconciliation is necessary.

BKD LLP

Independent Accountants' Report on Internal Control

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedule of IBC Investments Corporation and subsidiary (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
IBC Investments Corporation

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

February 22, 2008

END